Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

AMENDMENT (this “Amendment”) dated as of August 31, 2006 to the Agreement and Plan of Merger dated as of March 14, 2006 (the “Initial Merger Agreement”) among Pharmos Corporation, a Nevada corporation (“Parent” or “Pharmos”), Vela Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Sub”), and Vela Pharmaceuticals Inc., a Delaware corporation (“Target” or “Vela”), as previously amended by letter agreements among the parties dated August 4 and August 10, 2006 (the “Extension Letters ” and collectively with the Initial Merger Agreement, the “Merger Agreement”).

Parent, Sub and Target have agreed to amend the Merger Agreement on the terms and conditions set forth in this Amendment.

In consideration of the mutual covenants and agreements hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Defined Terms. Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Merger Agreement.

2.             Amendment of Section 1.2. Section 1.2 of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“1.2	Terms and Conditions of Merger.

(a)            Upon the Effective Date, Target shall be merged with and into Sub and the separate existence of Target shall cease.

(b)            Upon the Effective Date, Sub shall continue as the Surviving Corporation, organized under the laws of the State of Delaware, the authorized capital stock of which shall be 1,000 shares of Common Stock, par value $0.001 per share.

(c)            Upon the Effective Date, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of Sub in effect on the date hereof.

(d)            Upon the Effective Date, the Surviving Corporation shall have as its By-Laws the By-Laws of Sub in effect on the date hereof.

(e)            Upon the Effective Date, Parent will pay the sum of $6,000,000 by wire transfer to or on behalf of Target at the Closing (the “Initial Cash Consideration”), to be used, along with all of Target’s cash on hand immediately prior to the Closing and the amount to be paid to Target at the Closing pursuant to Section 6.12 below, for the purpose of (1) establishing a reserve fund to pay for transaction costs and expenses that may be incurred by the Representatives (as defined in Section 16 below) after the Closing Date and (2) paying or discharging certain of Target’s liabilities as of the Closing Date, including without limitation (i) all of Target’s costs and expenses incurred through the Closing Date in connection with the consummation of the transactions contemplated hereby, (ii) Target’s obligations at Closing under its 2005 Acquisition Bonus Plan, as amended (as amended, the “ABP”), (iii) all interest accrued through the Closing Date in connection with (A) Target’s outstanding Senior Convertible Promissory Notes set forth on Schedule 1.2(e) in the aggregate principal amount of $14,000,000 (the “Bridge Notes”) and (B) Target’s senior notes issued under its senior credit facility (the

“Senior Notes”), (iv) all of the outstanding principal amount of the Senior Notes, and (v) a portion of the outstanding principal amount of the Bridge Notes.

(f)            Upon the Effective Date, immediately following the payment of a portion of the principal of the Bridge Notes as set forth in Section 1.2(e)(2)(v) above, all of the remaining outstanding principal amount of such Bridge Notes shall be converted into shares of Target’s Series D Redeemable Convertible Preferred Stock in accordance with the terms of such Bridge Notes and shall be cancelled, and certificates representing such shares of Target’s Series D Redeemable Convertible Preferred Stock shall be issued to the holders of the cancelled Bridge Notes.

(g)            Upon the Effective Date, Parent shall issue 6,500,000 shares (the “Closing Shares”) of its common stock, par value $.03 per share (“Parent Stock”), which shall be valued based on the Average Trading Price (as defined in Section 18 below) and, subject to Section 1.2(u), shall be distributed among the holders of Target Capital Stock (as defined in Section 18 below) in accordance with the written instructions of Target delivered to Parent at or prior to the Closing, which instructions shall be based solely upon the terms and conditions of Target’s Restated Certificate of Incorporation, as amended, in effect immediately prior to the Effective Date (“Target’s Restated Certificate”).

(h)            Within five business days following the enrollment of the first patient in the first Phase IIb dose-ranging trial for dextofisopam following the Closing (such trial, the “Phase IIb Trial”, and such milestone, the “First Patient Milestone”), Parent will pay the sum of $1,000,000 (the “First Patient Milestone Payment”) by wire transfer in accordance with the written instructions of the Representatives (as defined in Section 16 below) delivered to Parent on the date immediately preceding the date of payment thereof, which payment shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with such written instructions and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives.

(i)            Within five business days following the enrollment of the last patient in any Phase IIb Trial, assuming a projected enrollment of 480 patients or such lesser number of patients as determined by Parent as being necessary to complete the Phase IIb Trial (the “Last Patient Milestone” and, together with the First Patient Milestone, the “Enrollment Milestones”), Parent (A) will pay the sum of $1,000,000 (the “Last Patient Milestone Payment”) by wire transfer in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of payment thereof, which payment shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with such written instructions and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives, and (B) shall issue 2,000,000 shares of Parent Stock (the “Enrollment Milestone Shares”), which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives; provided that Parent shall not be obligated to pay the Last Patient Milestone Payment or issue the Enrollment Milestone Shares more than once.

(j)             Within five business days following the successful completion of the first Phase IIb Trial which has successfully met or exceeded p<0.05 (for at least one of the dosing arms) on the prospectively defined and FDA agreed-upon primary outcome measure (the “Phase IIb Milestone”), Parent (A) will pay the sum of $2,000,000 (the “Phase IIb Milestone Payment”) by wire transfer in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of payment thereof, which payment shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with such written instructions and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives, and (B) shall issue 2,250,000 shares of Parent Stock (the “Phase IIb Milestone Shares”), which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives.

(k)             Within five business days following the filing of the first U.S. NDA with the FDA for dextofisopam (the “NDA Milestone” and, together with the Phase IIb Milestone, the “Clinical Trial Milestones”), Parent (A) will pay the sum of $2,000,000 (the “NDA Milestone Payment” and, together with the Phase IIb Milestone Payment, the “Clinical Trial Milestone Payments”) by wire transfer in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of payment thereof, which payment shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with such written instructions and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives, and (B) shall issue 2,000,000 shares of Parent Stock (the “ NDA Milestone Shares” and, together with the Phase IIb Milestone Shares, the “Clinical Trial Milestone Shares”), which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and the Restated Certificate as determined by the Representatives.

(l)             Notwithstanding the provisions of Sections 1.2(j) and (k) hereof, if the Phase IIb Milestone has not occurred by the fourth anniversary of the Effective Date, Parent shall no longer be obligated to issue the Phase IIb Milestone Shares or make the Phase IIb Milestone Payment, and Parent will only be obligated to issue the NDA Milestone Shares and make the NDA Milestone Payment if the NDA Milestone occurs before the eighth anniversary of the Effective Date, regardless of whether or not the Phase IIb Milestone Shares were issued or the Phase IIb Milestone Payment was made.

(m)          Within five business days following the first FDA approval of the U.S. NDA for dextofisopam (the “FDA Approval Milestone”), Parent (A) will pay the sum of $2,000,000 (the “FDA Approval Milestone Payment” and, together with the First Patient Milestone Payment, the Last Patient Milestone Payment, and the Clinical Trial Milestone Payments, the “Milestone Payments”) by wire transfer in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of payment thereof, which payment shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with such written instructions and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives, and (B) shall issue 2,250,000 shares of Parent Stock (the “FDA Approval Milestone Shares”), which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and the Restated Certificate as determined by the Representatives.

(n)            Within five business days following the first marketing authorization or marketing approval by an appropriate regulatory authority in any European country or Japan for dextofisopam (the “Foreign Approval Milestone”), Parent shall issue 1,000,000 shares of Parent Stock (the “Foreign Approval Milestone Shares”), which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and the Restated Certificate as determined by the Representatives.

(o)             Parent additionally shall be obligated to issue the Net Sales Milestone Shares (as defined below) as follows:

(i) If Net Sales (as defined below) of dextofisopam-based products in any twelve (12) consecutive months of the Measurement Period (as defined below) exceed One Hundred Million Dollars ($100,000,000) (the “Net Sales Milestone”; together with the Enrollment Milestones, the Clinical Trial Milestones, the FDA Approval Milestone and the Foreign Approval Milestone, the “Milestones”), then Parent shall issue 4,000,000 shares of Parent Stock (the “Net Sales Milestone Shares” and, together with the Enrollment Milestone Shares, the Clinical Trial Milestone Shares, the FDA Approval Milestone Shares and the Foreign Approval Milestone Shares, the “Milestone Shares”), which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and the Restated Certificate as determined by the Representatives.

(ii) For purposes of this Section 1.2(o), “Net Sales” shall mean means the gross invoice price for dextofisopam-based products, less the following: (A) discounts, chargebacks, Medicare or other government rebates, and rebates to purchasers actually taken or allowed and in amounts customary to the trade; (B) credits or allowances given or made for rejections or return of any previously sold dextofisopam-based products actually taken or allowed; (C) to the extent included in such gross invoice price, any tax or government charge imposed on the production, import, export, sale, delivery or use of dextofisopam-based products, including, without limitation, any value added or similar tax or government charge, but not including any tax levied with respect to income; and (D) to the extent included in such gross invoice price, any reasonable and documented packaging and distribution charges.

(iii) Parent shall keep accurate books and records in accordance with generally accepted United States accounting principles, as in effect at the time to which the records relate, consistently applied, reflecting Net Sales of dextofisopam-based products commencing on the date of the first sale of dextofisopam-based products through and including the twelfth anniversary of the Effective Date (the “Measurement Period”) and broken down on a monthly basis in sufficient detail to permit verification thereof. Within thirty (30) days after the end of each month during the Measurement Period, Parent shall deliver to the Representatives notice of such Net Sales for the immediately preceding twelve months (or, if shorter, the number of months in the Measurement Period as of such date) (the “Net Sales Notice”).

(iv) Upon receipt of the Net Sales Notice, the Representatives shall either (A) affirmatively accept the Net Sales information provided therein or otherwise decline or fail to inform Parent in writing of their election to challenge the Net Sales information (a “Challenge Notice”) within twenty (20) business days of receipt of the Net Sales Notice or (B) deliver a Challenge Notice to Parent within such twenty (20) business days. If the Representatives deliver a Challenge Notice, Parent will permit the Representatives or any of their agents to examine, at the Representatives’ expense and upon prior written notice, Parent’s books and records relating to Net Sales during Parent’s normal working hours. Parent and the Representatives agree to use their good faith efforts to promptly resolve any disagreement with respect to the amount of Net Sales. If, within ten (10) business days following the Representatives’ examination of Parent’s books and records as provided in this Section 1.2(o)(iv), Parent and the Representatives are unable to resolve these differences, they shall submit a statement of such differences to KPMG LLP or any successor thereto (or another independent auditor mutually acceptable to Parent and the Representatives) for a binding and nonappealable determination to be rendered within five (5) business days after such submission or such longer period as is required by the auditor. If the auditor concludes that the Net Sales Milestone has been satisfied, Parent shall pay the auditor’s fees and expenses and reimburse the Representatives for the Representatives’ out-of-pocket cost of such examination, including any reasonable professional fees and expenses incurred by the Representatives. If the auditor concludes that the Net Sales Milestone has not been satisfied, the Representatives shall pay the auditor’s fees and expenses and bear all costs of such examination and shall reimburse Parent for any out-of-pocket costs incurred by it in connection with such examination, including any reasonable professional fees incurred by Parent. In connection with any such examination of books and records, the Representatives or their agents shall examine only such information as is reasonably required to verify the Net Sales information included in the Net Sales Notice. The Representatives shall cause each agent to hold all such information in confidence and not use such information for any purpose other than for purposes of assisting the Representatives in the enforcement of their rights under this Agreement.

(v) Parent shall issue the Net Sales Milestone Shares pursuant to Section 1.2(o)(i) within five business days after final determination pursuant to Section 1.2(o)(iv) that the Net Sales Milestone has been attained.

(p)            Notwithstanding the provisions of Sections 1.2(m), (n) and (o) hereof:

(i) if the FDA Approval Milestone has not occurred by the tenth anniversary of the Effective Date, Parent shall no longer be obligated to issue the FDA Approval Milestone Shares or to pay the FDA Milestone Payment; provided, however, that if the FDA Approval Milestone has occurred by such tenth anniversary,

Parent shall be obligated to issue the FDA Approval Milestone Shares regardless of whether the Clinical Trial Milestone Shares were issued or the Clinical Trial Milestone Payments were made or whether the Foreign Approval Milestone Shares were issued;

(ii) if the Foreign Approval Milestone has not occurred by the tenth anniversary of the Effective Date, Parent shall no longer be obligated to issue the Foreign Approval Milestone Shares; provided, however, that if the Foreign Approval Milestone has occurred by such tenth anniversary, Parent shall be obligated to issue the Foreign Approval Milestone Shares regardless of whether the Clinical Trial Milestone Shares were issued or the Clinical Trial Milestone Payments were made or whether the FDA Approval Milestone Shares were issued and the FDA Approval Milestone Payment was made; and

(iii) if the Net Sales Milestone has not occurred by the twelfth anniversary of the Effective Date, Parent shall no longer be obligated to issue the Net Sales Milestone Shares; provided, however, that if the Net Sales Milestone has occurred by such twelfth anniversary, Parent shall be obligated to issue the Net Sales Milestone Shares regardless of whether the Clinical Trial Milestone Shares were issued or the Clinical Trial Milestone Payments were made, whether the FDA Approval Milestone Shares were issued or the FDA Approval Milestone Payment was made or whether the Foreign Approval Milestone Shares were issued.

(q)            As of the Effective Date, each share of Target Capital Stock outstanding immediately prior to the Effective Date shall be cancelled and shall cease to exist and no payment or other consideration shall be made with respect thereto other than as provided for in this Agreement.

(r)            Upon the Effective Date, all outstanding options, warrants and other securities exercisable or convertible into shares of Target Capital Stock that are not otherwise exercised or converted into Target Capital Stock prior to the Effective Time shall be cancelled and terminated.

(s)            Upon the Effective Date, all of the estate, properties, rights, privileges, powers and franchises of Target and Sub (other than (i) the right to receive the consideration hereunder and (ii) any other rights under this Agreement and the agreements and documents executed in connection with the consummation of the transactions contemplated by this Agreement), and all of their property, real, personal and mixed, and all debts, liabilities and obligations of any kind of Target or Sub, shall vest in the Surviving Corporation, without any further act or deed being required therefor.

(t)             The directors and officers of the Surviving Corporation as of the Effective Date shall be those persons identified on Schedule 1.2(t).

(u)            Notwithstanding the provisions of Section 1.2(g), 975,000 of the Closing Shares (the “Escrow Shares”) shall be delivered to a mutually acceptable escrow agent, as escrow agent (“Escrow Agent”) for the holders of the Target Capital Stock in accordance with the Escrow Agreement, in the form attached hereto as Exhibit B, between Parent, the Representatives and the Escrow Agent (the “Escrow Agreement”), pursuant to which, among other things, the Escrow Shares shall serve as the sole source of recovery, absent fraud, with respect to Parent’s right to indemnification in accordance with the provisions of Section 15 hereof.

(v)          Schedule 1.2 attached hereto sets forth a summary of the aggregate consideration to be paid by Parent under this Section 1.2 and the timing of all required cash payments and share issuances.”

3.               Schedules 1.2 and 1.2(t). Schedule 1.2 annexed hereto is hereby added to the Merger Agreement. Schedule 1.2(n) of the Merger Agreement hereby is redesignated as Schedule 1.2(t).

4.               The Outside Closing Date. Section 9.4 and Section 14 of the Merger Agreement are each hereby amended such that all references therein to August 31, 2006 in the Initial Merger Agreement (and to September 7, 2006 and September 14, 2006 in the Extension Letters) are hereby replaced with references to October 6, 2006.

5.               References to Parent Stock in Sections 2.1, 2.2(c), 2.2(f), and 2.2(h). The references in Sections 2.1, 2.2(c), 2.2(f) and 2.2(h) to Sections 1.2(g), 1.2(h) and 1.2(i) shall be revised to refer instead to Sections 1.2(g), 1.2(i), 1.2(j), 1.2(k), 1.2(m), 1.2(n) and 1.2(o).

6.               Amendment of Section 6.11. Section 6.11 of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“6.11 Parent Stockholders Meeting. Promptly after the date of this Agreement, Parent shall take all action as the sole stockholder of Sub to approve this Agreement, the Merger, the Registration Rights Agreement and the Escrow Agreement and the other transactions contemplated hereby and thereby. Additionally, Parent shall promptly call a special meeting or annual meeting of its stockholders to consider and vote upon the approval of the issuance of the Closing Shares and the Milestone Shares pursuant to this Agreement and the Merger in accordance with Parent’s Amended and Restated Articles of Incorporation and By-Laws, applicable Nevada law and the rules and regulations of NASDAQ. Parent shall recommend to its stockholders the approval of issuance of the Closing Shares and the Milestone Shares pursuant to this Agreement and the Merger and shall use its best efforts to solicit and obtain the requisite vote of approval. In connection therewith, Parent shall promptly prepare and disseminate preliminary and definitive proxy materials in accordance with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder.”

7.               Reimbursement of Expenses. A new Section 6.12 shall be added to the Merger Agreement to read in its entirety as follows:

“6.12 Reimbursement of Expenses. Pharmos will reimburse Vela its reasonable costs of operation, including without limitation payroll, rent, and costs of maintaining its intellectual property, incurred from July 1, 2006 through the earlier of (i) the Closing Date or (ii) the termination of this Agreement. The parties acknowledge that Vela’s costs of operation for July 2006 equaled approximately $200,000, which will be reimbursed by Pharmos by wire transfer on August 31, 2006 in accordance with the written instructions of Vela to be delivered to Pharmos. Vela’s remaining costs of operation, which are not expected to exceed $200,000 per month, will be reimbursed by Pharmos to Vela by wire transfer within 15 days of the end of each month (and Vela’s costs of operation from the first day of the month in which the Closing occurs through the Closing Date shall be paid by Pharmos by wire transfer at Closing). If this Agreement is terminated other than due to Pharmos’ breach or Pharmos’ failure to satisfy the conditions set forth in Section 8 (other than the conditions set forth in the second sentence of Section 8.3 or in Section 8.9), the aggregate amount reimbursed by Pharmos to Vela will represent an unsecured loan by Pharmos to Vela as of the date of such termination, which shall be evidenced by a promissory note bearing interest at a rate no less than the lowest rate of interest on any of the Bridge Notes, in form reasonably satisfactory to the parties, that will be executed and delivered by Vela to Pharmos no later than three (3) business days after termination of this Agreement.

8.            Amendment of Section 7.15. Section 7.15 of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“7.15 Approval by Parent Stockholders. The stockholders of Parent shall have authorized and approved the issuance of the Closing Shares and the Milestone Shares pursuant to this Agreement and the Merger as required by applicable law and the rules and regulations of Nasdaq and in accordance with the Amended and Restated Articles of Incorporation and By-laws of Parent.”

9.            Amendment of Section 8.3. Section 8.3 of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“8.3 Approval by Parent Stockholders; Delivery of Certificate of Merger. Parent, as the sole stockholder of Sub, shall have authorized and approved this Agreement and the Merger contemplated hereby as required by applicable law and the Certificate of Incorporation and By-laws of Sub, as applicable. The stockholders of Parent shall have authorized and approved the issuance of the Closing Shares and the Milestone Shares pursuant to this Agreement and the Merger as required by applicable law and the rules and regulations of NASDAQ and in accordance with the Amended and Restated Articles of Incorporation and By-laws of Parent. Sub shall have duly executed and delivered or caused to be duly executed and delivered the Certificate of Merger.”

10.          Amendment of Section 8.10. Section 8.10 of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“8.10 Expansion of Parent Board of Directors. Parent shall have expanded the size of its staggered Board of Directors (the “Board”) by two, for a new total of nine members, and shall have received the resignation of two existing members of the Board. One of the vacated Board positions will be filled by the Board at the Closing with Lloyd I. Miller, III or his designee. The other vacated Board position and the two newly-created Board positions will represent the following vacancies (the “Remaining Vacancies”): (i) one vacancy with a term commencing as of Closing and expiring at the Parent annual stockholders meeting in 2009, (ii) one vacancy with a term commencing as of Closing and expiring at the Parent annual stockholders meeting in 2008, and (iii) one vacancy with a term commencing as of closing and expiring at the Parent annual stockholders meeting in 2007. The Remaining Vacancies will be filled by the Board at the Closing with three designees of Target, subject to approval by Parent’s Board, with each of the affiliates of (i) J.P. Morgan Partners, (ii) Venrock Partners and (iii) New Enterprise Associates each initially appointing one such designee, in each case subject to approval of Parent’s Board (it being agreed that Srinivas Akkaraju, Anthony B. Evnin and Charles W. Newhall III are acceptable designees and have been approved by Parent’s Board).”

11.          Amendment of Section 9.6(b). Section 9.6(b) of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“(b) Parent shall promptly (i) notify the Representatives of the commencement of each clinical trial conducted with dextofisopam, including but not limited to a Phase IIb trial, (ii) notify the Representatives of the enrollment of the last patient in the Phase IIb trial, assuming a projected enrollment of 480 patients, (iii) notify the Representatives of the results of the Phase IIb trial, (iv) notify the Representatives of the filing of any U.S. NDA for dextofisopam, (v) notify the Representatives of the FDA approval of any U.S. NDA for dextofisopam, (vi) notify the Representatives of the marketing authorization or marketing approval of dextofisopam by regulatory authorities in any European country or Japan, (vii) notify the Representatives when the Net Sales of dextofisopam-based products exceeds $100 million in any 12 consecutive months of the Measurement Period and (viii) provide the Representatives with all such other information (including, without limitation, study protocols, clinical development plans, progress reports, study reports, chemical stability testing data, and correspondence and other information sent to or received from the FDA or any other regulatory agency) as they may reasonably request in connection with dextofisopam, which information shall be subject to the confidentiality obligations set forth in Section 10 below.”

12.           Amendment of Section 19.3. Section 19.3 of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“19.3      Assignment and Benefits of Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their successors and permitted assigns. This Agreement may not be assigned without the prior written consent of the other parties to this Agreement. Except as aforesaid, nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto (and the Representatives after the Closing Date) any rights under or by reason of this Agreement. In the event that Parent shall enter into any agreement to sell all or substantially all of its assets or capital stock or merge, reorganize or consolidate with or into any other corporation or engage in any other similar transaction (a “Sale Transaction”), appropriate provision shall be made for the acquiror of, or successor to, Parent to continue and maintain the obligations of Parent under this Agreement, including without limitation the obligation of such acquiror or successor, upon the satisfaction of each Milestone, to (i) pay the relevant Milestone Payment and (ii) pay and/or issue, in lieu of each Milestone Share otherwise issuable at such time, the same consideration (cash and/or securities and/or other property) that such acquiror or successor actually paid for (or that was allocated to) each outstanding share of Parent Stock at the time of the closing of the Sale Transaction.”

13.           Amendment to Form of Escrow Agreement. The form of Escrow Agreement, attached as Exhibit B to the Merger Agreement, shall be conformed to reflect the changes set forth in this Amendment, including but not limited to (i) providing wherever the Merger Agreement is referenced the fact of its amendment by this Amendment, (ii) providing that only 975,000 of the Closing Shares constitute “Escrow Shares” and (iii) providing that the three stock certificates to be deposited in escrow shall be for 325,000 shares of Parent Stock each.

14.           Amendment to Form of Registration Rights Agreement. The form of Registration Rights Agreement, attached as Exhibit C to the Merger Agreement, shall be conformed to reflect the following changes: (i) providing wherever the Merger Agreement is referenced the fact of its amendment by this Amendment, (ii) including within the definition of “Registrable Securities” the Closing Shares and all of the Milestone Shares and (iii) amending Section 7 to provide that (A) “one-half” shall be substituted for “one-third” in Section 7(b), (B) Section 7(c) shall be deleted, (C) “six months” shall be substituted for “twelve months” in Section 7(d), which shall be renumbered as Section 7(c), (D) Section 7(e) shall be renumbered as Section 7(d) and (E) references to “Parent Stock” shall be replaced with “Parent Stock issued pursuant to the Merger Agreement.”

15.           Amendment to Form of Standstill Agreement. The form of Standstill Agreement, attached as Exhibit D to the Merger Agreement, shall be conformed by providing wherever the Merger Agreement is referenced the fact of its amendment by this Amendment. In addition, a new Section III shall be added immediately before the signature block, as follows:

“III.	The Representatives.

The Stockholder hereby acknowledges the appointment of the Representatives, as defined in the Merger Agreement, to represent the stockholders of Target, including the Stockholder, in accordance with the provisions of Section 16 of the Merger Agreement.”

16.           Conditions to the Parties’ Obligations. This Amendment is subject to the simultaneous execution by (i) Lloyd I. Miller, III, individually and as agent, of a Voting Agreement to vote in favor of the issuance of the Closing Shares and the Milestone Shares pursuant to the Merger Agreement, as amended hereby, and (ii) Lloyd I. Miller, III and Pharmos of a Settlement Agreement, each in form and substance reasonably satisfactory to Pharmos and to Vela.

17.           Merger Agreement. Except as provided herein, the Merger Agreement remains in full force and effect.

18.           Counterparts. This Amendment may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as an instrument under seal as of the date and year first above written.

PARENT:

PHARMOS CORPORATION

By: s/ HAIM AVIV
Name: Haim Aviv
Title: Chairman and CEO

SUB:

VELA ACQUISITION CORPORATION

By: s/ HAIM AVIV
Name: Haim Aviv
Title: Chairman and CEO

TARGET:

VELA PHARMACEUTICALS INC.

By: s/ KEVIN L. KEIM
Name: Kevin L. Keim
Title: President and Chief Executive Officer

Schedule 1.2

Payment and Timing of Consideration

Event; Milestone	Consideration*

Closing	6.5 million shares, $6 million cash

First Patient Enrollment in first Phase IIb Trial	$1 million cash

Last Patient Enrollment in Phase IIb Trial	2 million shares, $1 million cash

Completion of first successful Phase IIb Trial	2.25 million shares, $2 million cash**

Filing first NDA	2 million shares, $2 million cash***

First FDA Approval	2.25 million shares, $2 million cash****

First Foreign Regulatory Approval (Europe or Japan)	1 million shares****

Net Sales exceeding $100 million over 12 mos.	4 million shares*****

________________

* The consideration with respect to each event or milestone shall not be paid more than once.

** Payment/Issuance subject to milestone occurring before 4th anniversary of Effective Date

*** Payment/Issuance subject to milestone occurring before 8th anniversary of Effective Date

**** Payment/Issuance subject to milestone occurring before 10th anniversary of Effective Date

***** Issuance subject to milestone occurring before 12th anniversary of Effective Date